Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Plan to Establish New Operational Structure for Its Pet-Tech Business

HONG KONG, October 17, 2025 – UCLOUDLINK GROUP INC. (NASDAQ: UCL) (“UCLOUDLINK” or the “Company”), the world’s first and leading mobile data traffic sharing marketplace, today announced that its board of directors has approved a plan to operate its pet-tech business under a new operational structure. The initiative will incorporate a new Cayman Islands-based holding company (the “New Company”) within UCLOUDLINK, which will be supported by local operating subsidiaries of the New Company, to create a global foundation for the pet-tech business.

The New Company and its subsidiaries will focus on building an AI-powered smart wearable ecosystem for pets and develop an online interactive platform that connects among pets, pets’ owners, pets’ fans and communities in real time across the globe. This platform will integrate voice, video, music, and pet health-related digital services, etc. In addition, given the capital-intensive nature of developing a new global pet online platform, the New Company plans to raise additional capital and bring in additional investors to accelerate its global expansion and drive the growth of its user base.

Mr. Chaohui Chen, Director and CEO of UCLOUDLINK, stated, “The establishment of this dedicated operational structure for developing the new global pet online platform represents a key step towards a digitally integrated future for pets and pet lovers. This initiative will enable us to bring together like-minded partners and resources to bridge the digital divide between people and their pets, ushering in a new era of pet-care with real-time interconnectedness. We are confident that this initiative will unlock the full potential of the pet-tech business, creating lasting value for its shareholders.”

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

For more information, please contact:

UCLOUDLINK GROUP INC.

Daniel Gao

Tel: +852-2180-6111

E-mail: ir@ucloudlink.com

Investor Relations:

Christensen Advisory

Christian Arnell, Managing Director

Tel: +852-2117-0861

E-mail: ucloudlink@christensencomms.com